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TSX.V: ADL

News Release

ADIRA ENERGY ANNOUNCES FILING OF FINAL PUBLIC
PROSPECTUS WITH THE ISRAELI SECURITIES AUTHORITY AND
APPOINTMENT OF INDEPENDENT ISRAELI DIRECTOR

TORONTO, November 29, 2012 /CNW/ - ADIRA ENERGY LTD. (TSXV: ADL) (OTCBB: ADENF) (FRANKFURT: AORLB8). Adira Energy Ltd. (“Adira” or the “Company”) is pleased to announce that it has filed a final prospectus (the “Prospectus”) with the Israeli Securities Authority (the “ISA”) in connection with its previously announced application to list the Company’s securities on the Tel Aviv Stock Exchange (the “Listing”).

In connection with the Listing, the Company will conduct a fully marketed offering of units (the “Units”) in Israel, for aggregate gross proceeds of a maximum of up to $10,320,000 (the “Offering”), the distribution of which will be qualified by prospectus filed with Canadian securities regulators.

Each Unit is comprised of a combination of common shares of the Company (the “Common Shares”) and warrants equivalent to 2 Common Shares, one short-term common share purchase warrant (a “Series 1 Warrant”) and one long-term common share purchase warrant (a “Series 2 Warrant”).

In Israel, the Offering will be conducted in the context of a Dutch auction (the “Auction”), in accordance with Israeli securities law. Pursuant to the Prospectus, the minimum price per Common Share in the Auction is 0.50 New Israeli Shekels (“NIS”) (CAD$0.129) (the “Minimum Price”) (subject to final price being determined in the context of the Auction). Each Series 1 Warrant is exercisable to acquire one common share of the Company (a “Warrant Share”) at a price of NIS0.50 (CAD$0.129) for a period of 18 months after the closing of the Offering. Each Series 2 Warrant is exercisable to acquire one Warrant Share at a price of NIS0.55 (CAD$0.14), for a period of 36 months after the closing of the Offering. No binding agreements of purchase and sale will be entered into through the Auction process.

The Company intends to use the net proceeds of the Offering to complete the drilling of the first well on the Gabriella license, and to continue the exploration and development activities on the Yitzhak and Samuel offshore licenses.

The completion of the Offering is subject to approval by the ISA and the Tel Aviv Stock Exchange.

The Company is in the process of completing amendments to its Canadian filings to reflect the foregoing.

Appointment of Ms. Leitman to Board of Directors

Effective immediately, the Board of Adira (the “Board”) further announces the appointment Ms. Orit Lietman to the Board as an independent Israeli director, as defined under Israeli Companies Law.

About Ms. Orit Leitman

Ms. Leitman has more than 25 years’ experience in both managerial and director roles of Israeli and international companies spanning various industries. Ms. Leitman is currently serving as an external Independent Director of Africa Israel Industries Ltd., an Israel-based company specialized in the processing of steel, ceramic and plastic products, and a Director of Modelim Kranot Neemanut, a mutual funds management company. Since 2008, Ms. Leitman served as an external Director of Carmel Container System Ltd. (“CCS”) one of Israel’s leading packaging companies. Previous to CCS, Ms. Leitman served as an external director of Scopus Ltd. a company that develops, markets, and supports digital video networking solutions. Ms. Leitman also served as an independent Director of Nur Macroprinters Ltd, a leading supplier of UV-curable and solvent inkjet printers, which was acquired by Hewlett-Packard Company. Ms. Leitman’s extensive managerial experience includes working as Corporate Vice-President, Finance at Paradigm Geophysical Ltd. and Corporate Treasurer at Scitex Corp Ltd.

Ms. Leitman received a BA in Economics and Executive Master of Business Administration from Tel Aviv University.

About Adira Energy Ltd.

Adira Energy Ltd. is an oil and gas company which is focused in the eastern Mediterranean. The Company has three petroleum exploration licenses offshore Israel; the Gabriella, Yitzhak and Samuel Licenses. These licenses are located respectively 10 km offshore between Netanya and Ashdod, 9 km offshore between Hadera and Netanya and adjacent to the coast between Ashkelon and Bat-Yam.

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Forward-looking statements are based on the Company’s internal projections, estimated or beliefs, concerning, among other things an outlook on the estimated amounts and timing of exploration work and capital expenditures or other expectation, beliefs, plans, objectives, assumption, intentions or statements about future events or performance, which are considered by management to be reasonable at the time made. Actual events or results may differ materially. Although the Company believes that the expectations reflected in the statements are reasonable, it cannot guarantee future results since such results are inherently subject to significant business, economic, corporate, political and social uncertainties and contingencies. Many factors cause the Company’s actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, the Company and the foregoing stated factors are not exhaustive. The statements contained herein are made as of the date hereof and the Company disclaims any intent or obligation to update publicly any forward looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable law. Company shareholders and potential investors should carefully consider the information contained in the Company’s filing with Canadian securities administrators at www.sedar.com before making investment decisions with regard to the Company.

For more information contact:

Canada	Israel
Alan Friedman	Irit Radia
Exec. Vice President	Corp. Dev. Arad Communications
contact@adiraenergy.com	iritr@euroisrael.co.il
+1 416 250 1955	+972-3-7693333 or +972-54-6699311

Julia Maxwell
Manager, Investor Relations
jmaxwell@adiraenergy.com
+1 416 361 2211

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.